ASARCO INCORPORATED
                              180 MAIDEN LANE
                          NEW YORK, NEW YORK 10038

                     INFORMATION STATEMENT PURSUANT TO
                SECTION 14(F) OF THE SECURITIES EXCHANGE ACT
                     OF 1934 AND RULE 14F-1 THEREUNDER

GENERAL

        This Information Statement is being mailed on or about October 29, 1999. You are receiving this Information Statement in connection with the possible appointment of persons designated by Grupo Mexico, S.A. de C.V. ("Grupo Mexico") to a majority of the seats on the Board of Directors of ASARCO Incorporated ("ASARCO"). On October 25, 1999, ASARCO entered into an Agreement and Plan of Merger (the "Merger Agreement") with Grupo Mexico and ASMEX Corporation, a wholly owned subsidiary of Grupo Mexico ("ASMEX"), pursuant to which, among other things, each share of common stock, no par value per share, of ASARCO ("ASARCO Common Stock"), other than shares which are cancelled in accordance with the Merger Agreement, will be converted into the right to receive $29.75 in cash, as more fully set forth in the Merger Agreement, upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 27, 1999, and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"), copies of which have been previously mailed to shareholders of ASARCO and are filed as Exhibits (a)(1) and
(a)(2), respectively, to the Schedule 14D-1 (as amended from time to time, the "Schedule 14D-1") filed by Grupo Mexico and ASMEX with the Securities and Exchange Commission (the "Commission") on September 27, 1999. The Merger Agreement further provides that following the consummation of the Offer, ASMEX will be merged (the "Merger") with and into ASARCO with ASARCO continuing as the surviving corporation. As of the effective time of the Merger (the "Effective Time"), each issued and outstanding share of ASARCO Common Stock (other than shares of ASARCO Common Stock owned by ASARCO, Grupo Mexico, ASMEX or their respective subsidiaries, which shares of ASARCO Common Stock will be cancelled), will, by virtue of the Merger and without any action by the holder thereof, be converted into the right to receive cash, as more fully set forth in the Merger Agreement.

        The Merger Agreement is more fully described in the Solicitation/Recommendation Statement on Schedule 14D-9 related to the Offer (as amended from time to time, the "Schedule 14D-9"), which was filed by ASARCO with the Commission on October 5, 1999 and which was mailed to shareholders of ASARCO with materials related to the Offer.

        This Information Statement is being mailed to you in accordance with Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-l promulgated thereunder. The information set forth herein supplements certain information set forth in the Schedule 14D-9. Information set forth herein related to Grupo Mexico, ASMEX or the Grupo Mexico's designees has been provided by Grupo Mexico. You are urged to read this Information Statement carefully. You are not, however, required to take any action.

        The Offer is currently scheduled to expire at 12:00 midnight, New York City time, on Tuesday, November 9, 1999, unless Grupo Mexico extends it.

        ASARCO Common Stock is the only class of equity securities of ASARCO outstanding. Only shares of ASARCO Common Stock are generally entitled to vote, including in the election of ASARCO's directors, and each share of ASARCO Common Stock is entitled to one vote. As of the close of business on September 30, 1999, there were outstanding 39,921,427 shares of ASARCO Common Stock.

        The Board of Directors currently consists of 12 directors with a maximum of 15 directors provided under ASARCO's By-laws, and is classified into three classes, with four directors in each class, with each director serving a three-year term and until his successor is duly elected and qualified.


RIGHTS TO DESIGNATE DIRECTORS AND GRUPO MEXICO DESIGNEES

        The Merger Agreement provides that, promptly upon the purchase of and payment for shares of ASARCO Common Stock by Grupo Mexico or any of its subsidiaries which, when taken together with shares owned by Grupo Mexico and ASMEX, represent at least 80% of the then outstanding shares of ASARCO Common Stock pursuant to the Offer, Grupo Mexico shall be entitled to designate such number of directors, rounded up to the next whole number, on the ASARCO Board of Directors as is equal to the product of the total number of directors on such Board (giving effect to the directors designated by Grupo Mexico pursuant to this sentence) multiplied by the percentage that the aggregate number of shares beneficially owned by ASMEX, Grupo Mexico and any other wholly-owned subsidiary of Grupo Mexico bears to the total number of shares of ASARCO Common Stock then outstanding.

        From and after the time, if any, that Grupo Mexico's designees constitute a majority of the ASARCO Board of Directors, any amendment of the Merger Agreement, any termination of the Merger Agreement by ASARCO, any extension of time for performance of any of the obligations of Grupo Mexico or ASMEX under the Merger Agreement, any waiver of any condition or any of ASARCO's rights under the Merger Agreement or other action by ASARCO under the Merger Agreement may be effected only by the action of a majority of the directors of ASARCO then in office who were directors of ASARCO on the date of the Merger Agreement, which action shall be deemed to constitute the action of the full Board of Directors; provided, that if there shall be no such directors, such actions may be effected by majority vote of the entire ASARCO Board of Directors.

        ASARCO shall, upon request of ASMEX, use all reasonable efforts promptly either to increase the size of its Board of Directors or, at ASARCO's election, secure the resignations of such number of its incumbent directors as is necessary to enable Grupo Mexico's designees to be so elected to the ASARCO Board of Directors, and shall cause Grupo Mexico's designees to be so elected. Notwithstanding the foregoing, until the Effective Time, ASARCO shall retain as members of its Board of Directors at least two directors who are directors of ASARCO as of the date of the Merger Agreement; provided, that subsequent to the purchase of and payment for shares pursuant to the Offer, Grupo Mexico shall always have its designees represent at least a majority of the entire Board of Directors.

        Grupo Mexico's designees will be selected by Grupo Mexico from among the individuals listed below. Each of the following individuals has consented to serve as a director of ASARCO if appointed or elected. None of Grupo Mexico's designees currently is a director of, or holds any positions with, ASARCO. To the best of Grupo Mexico's knowledge, except as set forth under "Beneficial Ownership of Certain Shareholders," none of Grupo Mexico's designees or any of their affiliates beneficially owns any equity securities or rights to acquire any such securities of ASARCO, nor has any such person been involved in any transaction with ASARCO or any of its directors, executive officers or affiliates that is required to be disclosed pursuant to the rules and regulations of the Commission other than with respect to transactions between Grupo Mexico and ASARCO that have been described in the Schedule 14D-1 or the Schedule 14D-9.

        The name, age, present principal occupation or employment and five-year employment history of each of the following individuals are set forth below. Unless otherwise indicated, each such individual has held his present position as set forth below for the past five years and each occupation refers to employment with Grupo Mexico, unless otherwise noted.


NAME                                PRINCIPAL OCCUPATION AND EMPLOYMENT HISTORY        AGE
----------------------------------  ----------------------------------------------  ----------

German Larrea Mota-Velasco(1)       Chief Executive Officer of Grupo Mexico             46
                                    since 1994. Chief Executive Officer of
                                    EIM since 1994. Director of Grupo Mexico
                                    since 1994.

Genaro Larrea Mota-Velasco(1)       Commercial Managing Director of Grupo Mexico        39
                                    since 1994. Director of Grupo Mexico
                                    since 1994.

Hector Calva Ruiz                   Managing Director for Exploration and               62
                                    Projects of Grupo Mexico since 1997.
                                    Alternate Director of Grupo Mexico
                                    since 1998. Managing Director of Industrial
                                    Minera Mexico, S.A. de C.V. from 1984 to 1997.

Daniel Tellechea Salido             Managing Director for Administration and            53
                                    Finance of Grupo Mexico since 1994.
                                    Alternate Director of Grupo Mexico since
                                    1998. Managing Director of Mexicana de
                                    Cobre, S.A. de C.V. from 1986 to 1993.

Oscar Gonzalez Rocha                Managing Director for Mexicana de Cobre, S.A.       61
                                    de C.V. since 1986.  Managing Director of
                                    Mexicana de Cananea, S.A. de C.V. since 1990.
                                    Alternate Director of Grupo Mexico since 1988.

Xavier Garcia de Quevedo Topete     Managing Director for Ferrocarril Mexicano,         52
                                    S.A. de C.V. and Grupo Ferroviario
                                    Mexicano, S.A. de C.V. since 1997.
                                    Alternate Director of Grupo Mexico
                                    since 1998. Managing Director for
                                    Exploration and Development of Grupo
                                    Mexico from 1994 to 1997.

Alfredo Casar Perez                 Managing Director for Development of Grupo          46
                                    Mexico since 1997. Alternate Director
                                    of Grupo Mexico since 1998. Managing
                                    Director of Compania Perforadora
                                    Mexico, S.A. de C.V. since 1992.

Daniel Chavez Carreon               Managing Director for Industrial Minera             47
                                    Mexico, S.A. de C.V. since 1997.
                                    Alternate Director of Grupo Mexico
                                    since 1998. Corporate Purchasing
                                    Director for Grupo Mexico from 1991 to
                                    1997.

Manuel Calderon Cardenas            Director of Mine Planning and Control for           67
                                    Grupo Mexico since 1994.

Alberto de la Parra Zavala          Associate at Santamarina y Steta from 1986 to       33
                                    1996. Partner at Santamarina y Steta
                                    since 1996.

---------------------------------------
(1) German Larrea Mota-Velasco and Genaro Larrea Mota-Velasco are brothers.



CORPORATE GOVERNANCE AND BOARD OF DIRECTORS

        Pursuant to the New Jersey Business Corporation Act and ASARCO's Certificate of Incorporation and by-laws, ASARCO's business, property and affairs are managed under the direction of the Board of Directors. Members of the Board are kept informed of ASARCO's business through discussions with the Chairman and other officers, by reviewing materials provided to them, and by participating in Board and committee meetings.

        BOARD AND COMMITTEE MEMBERSHIP AND MEETINGS

        During 1998, the Board of Directors met nine times. The following is a description of the Organization and Compensation and Pension Advisory Committees.

        Organization and Compensation Committee. The functions of the Organization and Compensation Committee (currently composed of Chairman, John D. Ong, Vincent A. Calarco, James W. Kinnear and James Wood) include making recommendations to the Board with respect to nomination and tenure policy for directors and election of and title changes for all corporate executive officers. The Committee considers recommendations for nominees to the Board of Directors from all sources. The Committee met seven times during 1998.

        Pension Advisory Committee. The Pension Advisory Committee of the Board of Directors (currently composed of Chairman, David C. Garfield, E. Gordon Gee, Michael T. Nelligan, Richard de J. Osborne and Manuel T. Pacheco) reviews pension fund and savings plan matters affecting directors, officers and employees of ASARCO and makes recommendations on such matters to the Board of Directors. The Committee met two times during 1998.

        The Board of Directors has two additional committees: the Audit Committee (currently composed of Chairman, Michael T. Nelligan, Vincent A. Calarco, James C. Cotting, David C. Garfield, James W. Kinnear and Manuel
T. Pacheco) and the Finance Committee (currently composed of Chairman, James C. Cotting, E. Gordon Gee, John D. Ong, Richard de J. Osborne and James Wood). Such committees met three times and twice, respectively.

        COMPENSATION OF DIRECTORS

        Meeting Fees. During 1998 directors who are not officers or employees of ASARCO were paid a basic fee of $26,000 plus $1,200 for attendance at each meeting of the Board or of any Committee of the Board on which they served.

        Deferred Compensation Plan for Non-Employee Directors. Directors may defer payment of fees payable for serving on the Board or a Committee under the Deferred Fee Plan for Directors. Deferred compensation will be credited to an ASARCO Stock subaccount and /or to an investment subaccount. The ASARCO Stock subaccount is credited with a bookkeeping entry in shares of ASARCO Common Stock plus quarterly credits for shares of Common Stock that could be purchased with dividends at fair market value. Transfers to or from the ASARCO Stock subaccount are not permitted, except that beginning one year prior to retirement, a participant may transfer funds from the ASARCO Stock subaccount to an investment subaccount. The investment subaccount is credited with a deemed investment return equivalent to the earnings, gains, losses, expenses and changes in fair market value of one or more investment funds selected by the participant from funds available under the Plan, as if the amounts deferred had been so invested. The value of a participant's deferred compensation is payable, at the participant's election, in cash in a lump sum, or in up to ten annual installments commencing on January 15 of the year following the year of normal retirement (or the 15th day of the 13th month following the date of any other termination of service). The Plan permits early withdrawal or further deferral of participant accounts, subject to certain financial hardship, prior notice or penalty requirements. In the event of a participant's death, the value of the participant's account is paid in a lump sum on the first January or July 15 following the participant's death unless the participant had elected to continue the schedule for payment of benefits previously elected.

        The Directors' Deferred Payment Plan provides that, in addition to the annual cash retainer, ASARCO will credit to the deferred payment account of each director who has less than ten years of Board service an annual amount equal to 75% of the annual cash retainer for up to ten years of service. For 1998, the credit was $19,500. At least 50% of such amount will be credited to an ASARCO Stock subaccount and the balance may, at each director's election, be credited to such account or to an investment subaccount, as under the Deferred Fee Plan. Provisions regarding transfers, payment, early withdrawal and further deferral are the same as under the Deferred Fee Plan. In the event of a change of control, the value of a participant's accounts under the Deferred Fee Plan and the Deferred Payment Plan will be paid in a lump sum immediately.

        Stock Plan for Non-Employee Directors. Non-employee directors also receive compensation under a stock award plan providing for the award of 200 shares of ASARCO Common Stock per annum payable following each annual meeting to non-employee directors who continue to serve or who are elected or reelected at such meeting, or payable to non-employee directors who are first elected between annual meetings or at a special meeting.

DIRECTORS AND EXECUTIVE OFFICERS

        The name, present principal occupation or employment and five-year employment history of the current directors and executive officers of ASARCO are set forth below.

        DIRECTORS


NAME                    PRINCIPAL OCCUPATION AND EMPLOYMENT HISTORY        AGE       DIRECTOR SINCE
-------------------------------------------------------------------        ---       --------------

Vincent A. Calarco......  President and Chief Executive Officer of         57         1997
                          CK Witco Corporation (specialty chemicals,
                          additives, polymers and processing
                          equipment)and previously Chairman, President
                          and Chief Executive Officer of its
                          predecessor, Crompton & Knowles Corporation,
                          since 1986 and its President and Chief
                          Executive Officer since 1985.

James C. Cotting........  Director of USG Corporation and member           66         1987
                          of the Board of Governors of the Chicago
                          Stock Exchange. Mr. Cotting was Chairman of
                          the Board of Navistar International
                          Corporation (truck and engine manufacturer)
                          from April 1995 to March 1996. He was
                          Chairman and Chief Executive Officer of
                          Navistar from 1987 through March 1995.

David C. Garfield.......  Director of Schering-Plough Corporation.         72         1984
                          Mr. Garfield was consultant to
                          Ingersoll-Rand Company (machinery
                          manufacturer) from June 1986 until June
                          1992. Mr. Garfield was President of
                          Ingersoll-Rand Company from 1981 through May
                          1986 and previously its Vice Chairman.

E. Gordon Gee...........  President of Brown University since              55         1989
                          January 1998; President of The Ohio State
                          University from September 1990 until
                          December 1997; from 1985 until August 1990,
                          President of the University of Colorado;
                          from 1981 to 1985, President of West
                          Virginia University; director of The
                          Limited, Inc., Glimcher Realty Trust,
                          Intimate Brands Inc., Allmerica Financial
                          Corporation, Hasbro Inc. and Citizens Bank.

James W. Kinnear........  Director of Corning Incorporated and             71         1990
                          PaineWebber Group Inc. and Saudi Arabian Oil
                          Company; President and Chief Executive
                          Officer of Texaco Inc. (crude oil, natural
                          gas and petroleum products) from 1987 to
                          April 1993; previously its Vice Chairman of
                          the Board from 1983 to 1987, Executive Vice
                          President from 1978 to 1983, and a director
                          from July 1977 to May 1994.

Francis R. McAllister...  Chairman and CEO of ASARCO since April           57         1988
                          1999 and previously its President and Chief
                          Operating Officer since January 1998,
                          previously its Executive Vice President in
                          charge of copper operations from April 1993
                          until January 1998, and its Chief Financial
                          Officer from April 1982 until April 1993;
                          non-executive Chairman of the Board of
                          Southern Peru Copper Corporation since April
                          1999; director of Southern Peru Copper
                          Corporation, Cleveland-Cliffs, Inc. and
                          Coeur d'Alene Mines Corporation.

Kevin R. Morano.........  President and Chief Operating Officer of         46         1998
                          ASARCO since April 1999, and previously its
                          Executive Vice President and Chief Financial
                          Officer since January 1998; previously its
                          Vice President, Finance and Chief Financial
                          Officer from 1993 until January 1998, and
                          general manager of ASARCO's Ray Complex from
                          1991 to 1993; Vice President and director of
                          Southern Peru Copper Corporation; director
                          of Coeur d'Alene Mines Corporation.

Michael T. Nelligan.....  Chief Executive Officer of Don Ward              60         1984
                          Transport, Inc. (specialty trucking) since
                          January 1987, its Chairman since August 1995
                          and previously its President. Mr. Nelligan
                          was Chairman of the Board of Ideal Basic
                          Industries, Inc. (cement products) from
                          October 1985 until January 1986, its Chief
                          Executive Officer from July 1983 until
                          January 1986, and its President from 1982
                          until January 1986.

John D. Ong.............  Chairman Emeritus of The BFGoodrich              66         1991
                          Company (diversified chemicals and
                          aerospace) since July 1, 1997, formerly
                          Chairman and director of The BFGoodrich
                          Company from December 1996 to July 1997, and
                          its Chairman and Chief Executive Officer
                          from July 1979 until December 1996, and its
                          President from 1975 to 1984; director of
                          Cooper Industries, Inc., Ameritech
                          Corporation, The Geon Company, TRW, Inc. and
                          Marsh & McLennan Companies Inc.

Richard de J. Osborne...  Chairman of the Board and Chief                  65         1976
                          Executive of ASARCO since December 1985
                          until retiring from those positions in April
                          1999, also its President from 1982 until
                          January 1998; non-executive Chairman of the
                          Board of Southern Peru Copper Corporation
                          since 1996 until retiring in April 1999;
                          director of Southern Peru Copper
                          Corporation; director of Schering-Plough
                          Corporation, The BFGoodrich Company,
                          Birmingham Steel Corporation, NACCO
                          Industries, Inc. and The Tinker Foundation
                          Incorporated.

Manuel T. Pacheco.......  President of the University of Missouri          58         1997
                          since August 1997; from 1991 to 1997,
                          President of the University of Arizona.

James Wood..............  Chairman of the Board of Directors of            69         1989
                          The Great Atlantic & Pacific Tea Company,
                          Inc. (supermarket chain); previously its
                          Chairman and Chief Executive Officer from
                          1980 to 1998, and its President from 1988 to
                          1993 and at other times since 1980; prior to
                          1980, Chairman of the Board and Chief
                          Executive Officer of The Grand Union
                          Company; director of Schering-Plough
                          Corporation.


        EXECUTIVE OFFICERS


NAME                            OFFICE AND EXPERIENCE                          DATES
----------------------------    -------------------------------------------    ----------------
Francis R. McAllister           Chairman of the Board and Chief Executive      April, 1999-present
                                Officer
                                President and Chief Operating                  1998-April, 1999
                                Officer
                                Executive Vice President, Copper Operations    1994-1998


Kevin R. Morano                 President and Chief Operating Officer          April, 1999-present
                                Executive Vice President and Chief             1998-April, 1999
                                Financial Officer
                                Vice President, Finance and Chief Financial    1994-1998
                                Officer


William Dowd                    Vice President and Chief Financial Officer     April, 1999-present
                                Controller                                     1995-April, 1999
                                Assistant Controller                           1994-1995


Augustus B. Kinsolving          Vice President and General Counsel             1996-present
                                Vice President, General Counsel and            1994-1995
                                Secretary


William L. Paul                 Vice President, Commercial                     1997-present
                                Manager Omaha Plant                            1994-1996


Gerald D. Van Voorhis           Vice President, Exploration                    1994-present


Michael O. Varner               Vice President, Environmental                  1994-present
                                Operations


David B. Woodbury               Vice President, Human Resources                1994-present


Robert Ferri                    Secretary                                      1995-present
                                Associate General Counsel                      1994-1995


Christopher F. Schultz          Treasurer                                      1997-present
                                Assistant Treasurer                            1994-1997


James L. Wiers                  General Auditor                                1994-present




BENEFICIAL OWNERSHIP OF COMMON STOCK

        BENEFICIAL OWNERSHIP OF DIRECTORS AND MANAGEMENT OF ASARCO

        The following table sets forth the beneficial ownership of ASARCO Common Stock as of June 30, 1999, by (a) each current director, (b) the five most highly compensated executive officers of ASARCO, and (c) all directors and officers as a group. Unless otherwise specified, the directors and officers have sole voting and investment power with respect to these securities.


                                              SHARES OF         ADDITIONAL
                                               ASARCO             SHARES
                                            COMMON STOCK          DEEMED
                                            BENEFICIALLY       BENEFICIALLY                       PERCENT
                   NAME                       OWNED (A)          OWNED (B)          TOTAL        OF CLASS
               ----------------            ---------------    ---------------     ----------    -----------
Vincent A. Calarco (c)....................             600                  -            600            (d)
James C. Cotting (c)......................           2,200                  -          2,200            (d)
William Dowd (f)..........................          10,228             42,300         52,528            (d)
David C. Garfield (c) (e).................          18,300                  -         18,300            (d)
E. Gordon Gee (c).........................           1,800                  -          1,800            (d)
James W. Kinnear (c)......................           2,000                  -          2,000            (d)
Francis R. McAllister (f).................          65,724            202,340        268,064           0.7%
Kevin R. Morano (f).......................          32, 468           124,500        156,968            (d)
Michael T. Nelligan (c)...................           2,215                  -          2,215            (d)
John D. Ong (c)...........................           1,600                  -          1,600            (d)
Richard de J. Osborne (c) (g).............         112,730            377,450        490,180           1.2%
Manuel T. Pacheco (c).....................             615                  -            615            (d)
William L. Paul (f).......................           8,184             41,400         49,584            (d)
James Wood (c)............................          28,800                  -         28,800            (d)
Augustus B. Kinsolving (f)................          18,351             83,300        101,651            (d)
All directors and officers as a group (23
  individuals) (f)........................         340,835            939,554      1,280,389           3.2%

--------------------

(a) Information with respect to beneficial ownership is based upon information furnished by each director or officer. Except as noted below, all directors and officers have sole voting and investment power over the shares beneficially owned by them.
(b) Consists of shares deemed beneficially owned under regulations of the Securities and Exchange Commission because such shares may be acquired within 60 days after June 30, 1999, through the exercise of options granted under ASARCO's 1996 Stock Incentive
     Plan or the previous Stock Incentive Plan.
(c)  See also the information below on Common Stock Equivalents.
(d)  Less than 0.5%.
(e)  Does not include 2,000 shares owned by Mr. Garfield's wife. Mr.
     Garfield disclaims beneficial ownership of these shares.
(f) Includes restricted shares of ASARCO Common Stock awarded under ASARCO's 1996 Stock Incentive Plan or the previous Stock Incentive
     Plan to certain of ASARCO's executive officers, and still subject to restrictions, as follows: 31,820 to Mr. McAllister; 17,520 to Mr. Morano;
     6,440 to Mr. Dowd; 8,340 to Mr. Kinsolving; 5,460 to Mr. Paul; and 19,270 to other executive officers. All restricted shares will vest upon the occurrence of a change of control.
(g) Includes 5,027 shares of ASARCO Common Stock over which Mr. Osborne and his wife share voting and investment power.

             --------------------------------------------



        BENEFICIAL OWNERSHIP OF CERTAIN STOCKHOLDERS

        The following table sets forth information about stockholders we know are beneficial owners of more than 5% of ASARCO common stock. This information is based on information from public filings. Percentages shown are based on shares outstanding on September 30, 1999.


                                                                SHARES OF ASARCO
                                                                  COMMON STOCK              PERCENT
NAME AND ADDRESS OF BENEFICIAL OWNER                           BENEFICIALLY OWNED          OF CLASS
-----------------------------------------                      -------------------     -----------------

Grupo Mexico, S.A. de C.V.................................            3,900,000(a)         9.8%
     Baja California 200
     06760 Mexico City, Mexico

Merrill Lynch & Co., Inc. ("ML&Co.".......................            2,764,493(b)         6.9%
     (on behalf of Merrill Lynch Asset
     Management Group ("AMG"))
     World Financial Center, North Tower
     250 Vesey Street
     New York, NY  10381

Donald Smith & Co., Inc...................................            2,003,000(c)         5.0%
     East 80 Route 4
     Paramus, New Jersey 07652

----------------------

(a) Information is provided as of September 27, 1999, in reliance upon information included in the Schedule 14D-1 of Grupo Mexico filed with the Commission on such date.
(b) Information is provided in reliance upon information included in Amendment No. 4, dated February 14, 1999, to a Schedule 13G, filed with respect to holdings by Merrill Lynch Asset Management, L.P., and Fund Asset Management, L.P., each of which is an investment adviser registered under Section 203 of the Investment
     Advisers Act of 1940, and acts as an investment adviser to investment companies registered under Section 8 of the Investment
     Company Act of 1940. The investment advisers are indirectly owned by ML&Co. through AMG, one of its operating divisions. The investment advisers exercise voting and investment powers over portfolio securities independently from the other direct and indirect subsidiaries of ML&Co. ML&Co. disclaims beneficial ownership of such shares.
(c)  Information is provided in reliance upon information included in a
     Schedule 13G, dated February 4, 1999, filed by Donald Smith
     & Co., Inc.

        COMMON STOCK EQUIVALENTS

        The following table sets forth the per share number of common stock equivalents credited as of June 30, 1999 to the accounts of ASARCO's non-employee directors under the ASARCO's Deferred Fee Plan for Directors and under its Directors' Deferred Payment Plan. Under both plans, payments are made in cash following retirement or upon a change in control based on the market value of the common stock at that time.


                                                              COMMON STOCK
                      NAME                                   EQUIVALENTS (A)
                    --------                                 ---------------
Vincent A. Calarco....................................          3,996
James C. Cotting......................................          3,461
David C. Garfield.....................................          4,029
E. Gordon Gee.........................................          2,499
James W. Kinnear......................................         23,419
Michael T. Nelligan...................................          4,934
John D. Ong...........................................          5,830
Richard de J. Osborne.................................             87
Manuel T. Pacheco.....................................          3,862
James Wood............................................         11,502
                                                             --------
        Total.........................................         63,619

----------------------

(a) Amounts shown reflect the number of share equivalents credited to the Deferred Fee Plan and the Directors' Deferred Payment Plan plus share equivalents of dividends credited.


        BENEFICIAL OWNERSHIP OF SOUTHERN PERU COPPER CORPORATION

        The following table sets forth the beneficial ownership of Southern Peru Copper Corporation common stock by (a) each current director, (b) the five most highly compensated executive officers of ASARCO, and (c) all directors and executive officers as a group. Southern Peru Copper Corporation is a publicly-traded subsidiary of ASARCO. This information is stated as of June 30, 1999.


                                             SHARES OF
                                             COMMON STOCK
                                             BENEFICIALLY        PERCENT OF
                 NAME                          OWNED (A)           CLASS
               ---------                     --------------     -------------

Vincent A. Calarco.......................            --               (b)
James C. Cotting.........................            --               (b)
William Dowd ............................         1,200               (b)
David C. Garfield........................            --               (b)
E. Gordon Gee............................            --               (b)
James W. Kinnear.........................            --               (b)
Francis R. McAllister....................         3,286               (b)
Kevin R. Morano..........................         2,286               (b)
Michael T. Nelligan......................         1,000               (b)
John D. Ong..............................            --               (b)
Richard de J. Osborne (c)................         3,455               (b)
Manuel T. Pacheco........................            --               (b)
William L. Paul..........................           500               (b)
James Wood...............................            --               (b)
Augustus B. Kinsolving (d)...............         1,263               (b)
All directors and officers as a group
        (23 individuals).................        18,713               (b)

----------------------

(a) Information with respect to beneficial ownership is based upon information furnished by each director or executive officer. Except as noted below, all directors and officers have sole voting and investment power over the shares beneficially owned by them.
(b)     Less than 0.5%.
(c) Includes 2,357 shares of common stock over which Mr. Osborne and his wife share voting and investment power.
(d) Does not include 100 shares owned by Mr. Kinsolving's son, as to which beneficial ownership is disclaimed.


        SOUTHERN PERU COPPER CORPORATION COMMON STOCK EQUIVALENTS

        The following table sets forth the per share number of common stock equivalents of Southern Peru Copper Corporation credited as of June 30, 1999 to the accounts of ASARCO designees to the Southern Peru Copper Corporation's Board of Directors under the Deferred Fee Plan for Directors. Under the plan, payments are made in cash following retirement based on the market value of Southern Peru Copper Corporation common stock at that time.


                  NAME                                COMMON STOCK
                                                      EQUIVALENTS
                ---------                             -----------
Francis R. McAllister.......................              5,122
Kevin R. Morano.............................              5,973
Augustus B. Kinsolving......................                  -
William Dowd................................              1,172
David B. Woodbury...........................              4,310
Michael O. Varner...........................              2,678
Richard de J. Osborne.......................                  -
Gerald D. Van Voorhis.......................                334
All directors and officers as a group
        (23 individuals)....................             19,589


EXECUTIVE COMPENSATION

        The Organization and Compensation Committee of the Board of Directors has furnished in the ASARCO Incorporated Annual Meeting Proxy Statement, dated March 15, 1999, the following report on executive compensation.

        The compensation of ASARCO's executive officers other than those who are also directors is reviewed and established annually by the Organization and Compensation Committee of the Board of Directors. For officers who were also directors in 1998 (Messrs. Osborne, McAllister and Morano) the Committee made compensation recommendations to the Board absent those officers, which established their compensation. The Board did not modify or reject in any material way the Committee's recommendations for 1998 compensation. The Committee met a total of seven times during 1998. Long-term incentive compensation awards for 1998 to officers and other salaried employees were approved by the Committee (and recommended to the Board with respect to Messrs. Osborne and McAllister) at the Committee's January 1998 meeting.

        ASARCO retains an independent compensation consulting organization to advise and assist ASARCO and the Committee in connection with compensation matters. During 1998 the consulting organization made recommendations to the Committee on base salary, cash incentive compensation and long-term incentive compensation matters for the Chief Executive officer and each other ASARCO executive position. Such recommendations included target levels for base salary and cash incentive compensation, long-term income targets, weighting of stock option and restricted stock values, and appropriate stock option and restricted stock valuation methods. The Committee carefully considered the recommendations and acted within the scope of the recommendations in these areas.

        ASARCO's executive officer compensation is composed of base salary and incentive compensation.

        ASARCO's policy for base salary for executive officers is to establish par compensation levels for each position based on competitive data and the responsibilities and value of each executive position to ASARCO. The Committee considers compensation information from other companies in the mining and metals industry. It also considers compensation information from smaller, larger and comparably sized companies in other industries. The Committee then considers individual and corporate performance in establishing salary levels within a competitive range.

        The Committee believes that the S&P Metals Miscellaneous Group, which includes only four metals companies in addition to ASARCO, and the S&P 500 Index, both used for comparing shareholder returns, do not necessarily represent ASARCO's most direct competitors for executive talent. In making decisions that affect executive compensation the Committee reviews three different comparator groups proposed by its independent consultants: one group includes 13 process-oriented companies; another group is comprised of 50 companies engaged in heavy industry; and a third group consists of approximately 175 companies having annual revenues of $1 billion to $6 billion (the "Comparator Groups"). These groups represent companies whose operational and performance characteristics are capable of comparison with those of ASARCO, allowing for meaningful comparisons of executive compensation. The Comparator Groups include three of the five companies in the S&P Metals Miscellaneous Group and approximately 110 companies in the S&P 500 Index.

        Base salaries for ASARCO's executive officers in 1998 were slightly above the median of the Comparator Groups studied by the Committee and represented a slightly greater percentage of total compensation, relative to the median for the Comparator Groups. Because the cyclical nature of ASARCO's business can result in significant changes in incentive compensation from year to year the Committee believes that compensation levels are more stable and, accordingly, more competitive when base salaries comprise a larger portion of total cash compensation. In general, the Committee structures total compensation for each salaried position to be approximately at the median of total compensation for comparable positions among the Comparator Groups.

        Although ASARCO's base salaries are set at levels intended to be competitive with ASARCO's industry peers, the Committee also takes into consideration ASARCO's performance relative to companies in the Comparator Groups as part of its compensation review. In this regard, ASARCO's success in meeting transactional, operational and financial objectives are all taken into consideration. Because the relative importance of each objective may change over time, the Committee does not set fixed Company performance targets for purposes of setting base salaries. ASARCO's success or failure in achieving certain objectives or financial results, however, will generally affect executive salaries. Thus, in a downward part of the business cycle, salary increases may be delayed or salaries even reduced; in strong financial years, ASARCO may award larger increases.

        In 1998, base salaries for Mr. McAllister and Mr. Morano were increased effective February 1, 1998, by 16.7% and 9.4%, respectively, associated with the promotion of Mr. McAllister to President and Mr. Morano to Executive Vice President. The salary of one other officer was increased by 6.8% effective April 1, 1998, in connection with a promotion. Base salaries for other executive officers have not been increased since May 1997.

        Incentive compensation consists of cash incentive compensation awarded annually if justified, and long-term incentive compensation. Long-term incentive compensation combines restricted stock and stock options and is designed to link the interests of executive officers with those of stockholders by providing each executive an incentive to manage the business as an owner with an equity stake.

        Annual cash incentive payments are determined under the ASARCO Incentive Compensation Plan and the ASARCO Incentive Compensation Plan for Senior Officers ("Senior Officers' Plan"), which are administered by the Organization and Compensation Committee. Approximately 75% of all active salaried employees of ASARCO are eligible for annual cash incentive compensation payments under the Incentive Compensation Plan. The sole purpose of the Senior Officers' Plan, which covers only the five most highly compensated officers with respect to a year in which compensation is awarded, is to assure current federal income tax deductibility of incentive compensation earned by those five officers whose compensation might otherwise not be deductible under the Internal Revenue Code. Incentive awards to the five covered officers are determined pursuant to the Senior officers' Plan and the Incentive Compensation Plan, and to the extent they exceed award levels under the Senior Officers' Plan, such awards may not be deductible. The ASARCO Compensation Deferral Plan permits officers and eligible employees to defer all or a portion of awards made under the Incentive Compensation Plan (and, if applicable, the Senior Officers'
Plan), and to defer that portion of salary that could have been deferred under the Savings Plan but for limitations imposed by the Internal Revenue Code.

        Under the Incentive Compensation Plan, a target level of annual incentive compensation is established for each eligible employee based on the level of responsibility attached to such employee's position with ASARCO. For executive officers these targets are set slightly below competitive median levels to compensate for salary targets which are set slightly above competitive median levels. The officers' levels of responsibility are determined by the Committee after review of substantially equivalent positions among the Comparator Groups. Awards to employees are increased or decreased from a predetermined target level, based upon performance measured at three levels: individual, operating unit or staff group and Company-wide. Incentive compensation for ASARCO's executive officers, and particularly for the Chief Executive Officer, is determined by individual and Company performance levels. Company performance in 1998 was evaluated against objectives previously established by the Board of Directors.

        In November 1998 and January 1999 the Committee concluded that, although ASARCO had made favorable progress in 1998 towards goals in areas including reduction of copper operating costs and sale of non-core assets, no incentive compensation should be awarded under the Incentive Compensation Plan or the Senior Officers' Plan with respect to 1998 in view of ASARCO's net loss for the year.

        In meetings in April, June and September 1998, followed in each case by discussion with the Board, the Committee developed a new formula-based incentive compensation plan for ASARCO, which was approved by the Board in October 1998 effective for the year beginning January 1, 1999.

        The revised ASARCO Incentive Compensation Plan has been designed, among other things, to reward management for achieving and exceeding annual Return on Equity ("ROE") targets approved by the Board. The ROE targets will be reviewed by the Board each year and may be revised by the Board in response to changes in ASARCO's strategy. If minimum or better ROE targets are achieved, incentive compensation will be paid, subject to adjustments for overall corporate and for unit or performance management group performance, and also for individual performance.

        In January 1998 the Committee approved awards of stock options and restricted stock to ASARCO's officers other than Messrs. Osborne and McAllister, and recommended to the Board awards to those officers. These awards were made within long-term incentive income targets based upon analyses by ASARCO's compensation consultant. The consultant supplements data from the Comparator Groups with broad based survey data to develop target levels of "long-term gain opportunity" for various levels of total compensation, with greater percentages of long-term gain opportunity attaching to higher responsibility levels. ASARCO's consultant surveys a broader group of companies than those in the Comparator Groups so as to provide a more complete analysis of competitive long term incentive compensation award levels.

        ASARCO normally makes long-term incentive awards on an annual basis and has not established specific stock ownership objectives for its officers. In 1998, long-term incentive compensation awards to ASARCO's executive officers were at the median of awards made by the companies included in the Comparator Groups and the consultant's surveys. In making 1998 long-term incentive awards the Committee also considered each officer's performance. The Committee also considered outstanding options and shares of restricted stock previously awarded to the executive officers. In the case of the Chief Executive Officer the Committee also considered his performance and responsibility in establishing ASARCO's strategic goals and directing all elements of its performance.

        In July 1998 the Committee approved an award of 118,075 stock options exercisable at the then current market price of $21.75 per share to a broad group of 1,217 of ASARCO's middle management and other employees. The options were granted during a period when ASARCO was deferring any general salary increases in view of low copper prices.

        In meetings in October and November 1998 the Committee determined that it would be in the best interests of ASARCO for Mr. Osborne to be entitled to an office and certain executive-level services following his retirement. The Committee recommended to the Board, and the Board approved, a one-year consulting agreement under which Mr. Osborne will provide consulting services to ASARCO for a daily consulting fee of $4,500 with an annual minimum of 23 consulting days of service. ASARCO agreed to nominate Mr. Osborne for reelection in April 1999 as a Company director for a term ending April 2001.

        Section 162(m) of the Internal Revenue Code eliminates ASARCO's Federal income tax deductions for certain compensation in excess of $1 million paid in a taxable year to each of ASARCO's five highest paid officers as reported in the proxy statement, unless compensation programs meet certain requirements, principally concerning the adoption of fixed targets. Accordingly, changes in ASARCO executive compensation programs for annual incentive compensation and for stock option grants as a result of the provision were approved by ASARCO shareholders in 1996. While ASARCO considers that restricted stock provides a form of long-term compensation the value of which is directly related to Company stock performance, the Committee believes that it is not practical to change ASARCO's restricted stock plan provisions to meet the requirements of Section 162(m). The Committee intends, to the extent practicable, to preserve deductibility under the Internal Revenue Code of compensation paid to ASARCO's executive officers. Although compensation paid is generally deductible, certain compensation paid to some executives may not be deductible.

                              Willard C. Butcher, Chairman*
                              James W. Kinnear
                              Martha T. Muse*
                              John D. Ong
                              James Wood
----------------
*Retired


COMPENSATION TABLES

        Set forth below is certain information concerning the annual and long-term compensation for services in all capacities to ASARCO for fiscal years 1998, 1997 and 1996 of ASARCO's Chief Executive Officer and the other four most highly compensated executive officers of ASARCO:


                                    SUMMARY COMPENSATION TABLES


                                                                     LONG TERM
                                ANNUAL COMPENSATION             COMPENSATION AWARDS
                        ------------------------------------  ------------------------
                                                  OTHER                    SECURITIES
                                                  ANNUAL     RESTRICTED    UNDERLYING
     NAME AND                                    COMPENSA-     STOCK       OPTIONS      ALL OTHER
 PRINCIPAL POSITION     YEAR  SALARY    BONUS     TION(1)     AWARDS(2)    (SHARES)    COMPENSATION(3)
----------------------  ----  -------  -------  -----------  ----------   -----------  --------------

Richard de J. Osborne.  1998  $885,000     --        $24,969    $528,710        73,950      $26,550
Chairman of the Board   1997   865,000  $957,000      25,588     577,500        67,500       25,950
and Chief Executive
Officer                 1996   811,672   485,000      28,850     539,750        50,000       24,350

Francis R. McAllister.  1998   518,750     --         21,969     140,270        27,500       15,563
President and Chief     1997   441,668   335,300      22,588     159,500        25,500       13,250
Operating Officer       1996   419,008   172,600      25,850     142,875        19,000       12,570

Kevin R. Morano.......  1998   382,258     --         24,969     116,532        22,500       11,468
Executive Vice          1997   345,340   259,700      25,588     140,250        21,800       10,360
President               1996   324,672   141,800      28,150     114,300        15,200        9,740

Robert J. Muth........  1998   300,000     --         21,969      75,530        15,200        9,000
Vice President          1997   296,668    76,500      22,588      88,000        15,200        8,900
                        1996   286,672    74,300      24,825      76,200        10,400        8,900

Augustus B. Kinsolving  1998   299,004     --         20,969      64,740        12,600        1,600
Vice President and      1997   295,004   132,500      22,588      77,000        12,600        1,600
General Counsel         1996   283,672    75,200      25,850      62,250         9,000        1,500

-------------------
(1)     Represents annual retainer, stock award and fees received for services as a director of Southern Peru Copper
        Corporation.

(2) Dollar values of restricted stock awards are shown as of the date of grant. The number and dollar value of shares of restricted stock holdings owned at December 31, 1998, and still subject to restrictions are as follows: Mr. Osborne, 61,500 shares/$930,188;
        Mr. McAllister, 16,520 shares/$249,865; Mr. Morano, 13,840 shares/$209,330; Mr. Muth, 8,800 shares/$133,100 and Mr.
        Kinsolving, 7,600 shares/$114,950. Restrictions on such shares lapse in equal installments over five years beginning with the grant dates which occurred during the period from January 1994 through January 1998, except upon a change of control, in which case all shares vest immediately. Cash dividends paid on shares of restricted stock are not subject to restrictions.

(3) Amounts shown reflect matching contributions made by ASARCO for the named individuals under ASARCO's Savings Plan and Compensation
        Deferral Plan (formerly the Supplemental Savings Plan). The Savings
        Plan is a qualified defined contribution profit sharing plan available generally to all United States salaried employees with one month of service with ASARCO. Savings Plan contributions are immediately vested and may be withdrawn subject to certain restrictions, penalties and suspension periods. The Compensation
        Deferral Plan is a non-qualified deferred compensation plan that allows eligible employees to defer that portion of their salary that could have been deferred under the Savings Plan but for limitations imposed by the Internal Revenue Code, and to defer all or part of their eligible incentive compensation, as provided in the Plan. Salary deferrals are eligible for a Company matching contribution under the Plan. Matching contributions under both plans may not exceed 3% of the employee's salary. Compensation deferred and amounts contributed by ASARCO may be withdrawn subject to certain restrictions and penalties. Deferrals of incentive compensation are not eligible for a Company matching contribution.



OPTION GRANTS

        Set forth below is further information on grants of stock options under the Company's 1996 Stock Incentive Plan for the period January 1, 1998 to December 31, 1998. No stock appreciation rights ("SARs") were granted in 1998 or outstanding as of December 31, 1998.


                               OPTION GRANTS IN 1998


                                        INDIVIDUAL GRANTS                    GRANT VALUE
                         ------------------------------------------------    -----------
                           NUMBER OF     % OF TOTAL
                            SHARES         OPTIONS     EXERCISE
                          UNDERLYING     GRANTED TO    OR BASE                GRANT DATE
                            OPTIONS     EMPLOYEES IN    PRICE     EXPIRA-      PRESENT
         NAME             GRANTED (1)    FISCAL YEAR    $/SH      TION DATE    VALUE(2)
-----------------------  ------------- --------------- --------   ---------  -------------

Richard de J. Osborne..      73,950         15.1%      $21.58     1/27/08       $359,323
Francis R. McAllister..      27,500          5.6%      $21.58     1/28/08        133,623
Kevin R. Morano........      22,500          4.6%      $21.58     1/27/08        133,623
Robert J. Muth.........      15,200          3.1%      $21.58     1/27/08         73,857
Augustus B. Kinsolving.      12,600          2.6%      $21.58     1/27/08         61,223

----------------
(1)     The options were awarded under ASARCO's stockholder-approved 1996
        Stock Incentive Plan. The option price per share equals the fair market value of ASARCO's Common Stock on the date of grant. The options provide for limited rights exercisable upon the occurrence of specified events that may materially affect the value of
        ASARCO's common Stock and are designated as such by the Committee that administers the Plan, including a tender or exchange offer for shares of ASARCO's Common Stock, the replacement of a majority of the Board as a result of a proxy contest, a merger or
        reorganization of ASARCO, or a liquidation or dissolution of
        ASARCO. If an exercise event occurs, the holder is entitled to receive the cash value of the options at the highest market value that the shares traded over a period of sixty days preceding the event or, in the event of the consummation of a tender offer, the tender offer price, in each case, less the exercise price.

(2) Based on the Black-Scholes option pricing model, a widely recognized method of valuing options. The following assumptions were used in determining the value of the options using the model:
        expected volatility of 29.4% based on actual monthly volatility for the preceding five years, risk-free rate of return of 5.6% based on the yield of the five year U.S. treasury note as of the grant date, annual dividend rate of $0.94 per share based on average dividends paid per share over the preceding ten years, and exercise of the option five years after the grant date. The actual value, if any, an executive may realize will depend on the excess of the stock price over the exercise price on the date the option is exercised, so that there is no assurance the value realized by an executive will be at or near the value estimated by the Black-Scholes model.
        The model is used for valuing market traded options and is not directly applicable to valuing stock options granted under ASARCO's
        Stock Incentive Plan which cannot be sold.


OPTION EXERCISES AND FISCAL YEAR-END VALUES

        Set forth below is information concerning stock option exercises by named executive officers during 1998, including the aggregate value of gains on the date of exercise, the number of shares covered by exercisable options and the value of "in-the-money" options as of December 31, 1998. All outstanding options were exercisable at December 31, 1998.


  AGGREGATED OPTION EXERCISES IN 1998 AND DECEMBER 31, 1998 OPTION VALUES



                         -------------------------------------------  ------------------

                                                          NUMBER OF
                                                         SECURITIES
                                                         UNDERLYING
                                                         UNEXERCISED        VALUE OF
                                                         OPTIONS AT        UNEXERCISED
                           SHARES                         YEAR END         IN-THE MONEY
                          ACQUIRED                      EXERCISABLE/        OPTIONS AT
       NAME              ON EXERCISE   VALUE REALIZED   UNEXERCISABLE(1)    YEAR END (2)
-----------------------  ------------  ---------------  ----------------   ------------

Richard de J. Osborne..         --               --       399,450             --
Francis R. McAllister..      9,000          $13,290       151,840             --
Kevin R. Morano........         --               --        93,200             --
Robert J. Muth.........         --               --        52,614             --
Augustus B. Kinsolving.      2,044           $6,457(3)     73,300             --

---------------
(1)     The above officers held no unexercisable Options at December 31, 1998.
(2)     Based on the New York Stock Exchange--composite Transactions price for
        ASARCO's Common Stock of $15.125 on December 31, 1998.
(3)     All after-tax net value realized was received in shares of Common
        Stock.


EMPLOYMENT AGREEMENTS

        ASARCO has entered into change of control employment agreements with 12 of its executive officers, including Messrs. McAllister, Morano, William Dowd, Kinsolving and William L. Paul, which provide for severance payments following termination of their employment with ASARCO. The employment agreements are for a term of one year, renewable automatically on a year-to-year basis unless terminated by ASARCO at least nine months prior to the anniversary date. The employment agreements continue in effect for not less than three years following occurrence of a change of control of ASARCO.

        If, as a result of a change in control, the executive's employment is involuntarily terminated within three years of the change of control, the executive is entitled to receive from ASARCO as severance pay a lump-sum payment equal to the total of three times such executive's:

        o      annual base salary,
        o average incentive compensation payments received for the highest of either the three-year or five-year period immediately preceding the date of termination or the change of control, and
        o the annual cost to ASARCO of certain benefits such executive is entitled to receive immediately preceding the date of termination.

        Involuntary termination following a change of control includes instances where:

        o the executive's responsibilities or status are materially diminished without his consent,
        o the executive's annual base salary is reduced or not increased by a minimum percentage following a change of control, or the executive is not paid an annual bonus in accordance with bonus policies in effect prior to the change of control,
        o ASARCO (or a successor) fails to continue any incentive, bonus, compensation, pension or other employee benefit plan prior to or following the change of control,
        o ASARCO's principal executive offices are relocated outside the Borough of Manhattan,
        o      the executive's vacation days are reduced,
        o ASARCO (or a successor) fails to pay the executive's compensation or deferred compensation, or
        o the successor corporation does not assume and agree to perform the employment agreement.

        The executive would also be entitled to continuation of health and other insurance benefits for a period of three years following termination. Upon such a termination after a change of control, each executive is also entitled to payment from ASARCO of the value of the executive's stock options. The amount of the severance payment from ASARCO will also include any amount necessary to make whole the executive with respect to any excise taxes imposed by section 4999 of the Internal Revenue Code in respect of the payments described above.

SHAREHOLDER RETURN PERFORMANCE PRESENTATION

        Set forth below is a line graph comparing the yearly percentage change in the cumulative total return on ASARCO's Common Stock against the cumulative total return on the S&P Composite 500 Stock Index and the S&P Metals Miscellaneous Group Index for the five year period 1993 to 1998.

                 COMPARISON OF FIVE YEAR CUMULATIVE TOTAL RETURN
        ASARCO INCORPORATED, S&P 500 INDEX & S&P METALS MISC. GROUP INDEX


         "ASARCO"  "S&P 500"     "S&P Metal"
          ------    -------       ---------
1993     100         100            100
1994     126.44      101.32         116.76
1995     145.19      139.40         129.16
1996     116.06      171.41         131.78
1997     107.58      228.59          88.58
1998      74.77      293.92          63.72

*Total Return Assumes Reinvestment of Dividends

**Assumes $100 Invested on 12/31/93 in ASARCO Common Stock, S&P 500 Index & S&P Metals Group Index

        The preceding chart analyzes the total return on ASARCO's Common Stock compared to the S&P 500 and the S&P Metals Miscellaneous Group over the five year period commencing December 31, 1993. In the first year of this period, through December 31, 1994, ASARCO's stock had a positive return of 26.4%, the S&P 500 returned 1.3% and the S&P Metal Miscellaneous Group returned 16.8%. In 1995, the return for ASARCO's stock was a positive 14.8% compared to positive returns of 37.6% for the S&P 500 and 10.6% for the S&P Metals Miscellaneous Group. In 1996, ASARCO's stock provided a negative return of 20.1% compared to positive returns of 23.0% for the S&P 500 and 2.0% for the S&P Metals Miscellaneous Group. In 1997, ASARCO's return was a negative 7.3%, the S&P 500 returned a positive 33.4% and the S&P Metals Miscellaneous Group returned a negative 32.8%. In 1998, ASARCO 's stock provided a negative return of 30.5% compared to a positive return of 28.6% for the S&P 500 and a negative return of 28.1% for the S&P Metals Miscellaneous Group.

RETIREMENT PLANS

        The following table shows the estimated amount of annual retirement income (calculated as a single life annuity benefit) payable to employees for life, commencing at normal retirement at age 65 in 1999, under ASARCO's qualified Retirement Benefit Plan for Salaried Employees ("Plan"), covering substantially all salaried employees, a prior plan of ASARCO and a supplemental retirement benefit plan (the "Supplemental Plan"). The Supplemental Plan is a non-qualified supplemental retirement benefit plan under which any benefits not payable from Plan assets by reason of the limitations imposed by the Internal Revenue Code of 1986, as amended (the "Code") and the loss due to the deferrals of salaries made under ASARCO's Deferred Income Benefit System and the Compensation Deferral Plan are paid from ASARCO's general corporate funds. The table assumes Social Security benefit levels as in effect on January 1, 1999.

                                PENSION PLAN TABLE


                          APPROXIMATE ANNUAL RETIREMENT BENEFITS
                 --------------------------------------------------------
 FINAL AVERAGE    15 YEARS   20 YEARS    25 YEARS    30 YEARS   35 YEARS
 COMPENSATION    OF SERVICE OF SERVICE  OF SERVICE  OF SERVICE OF SERVICE
---------------  ---------- ----------  ----------  ---------- ----------

       $300,000      64,525     86,033     107,541     129,049    150,557
        400,000      87,025    116,033     145,041     174,049    203,057
        500,000     109,525    146,033     182,541     219,049    255,557
        600,000     132,025    176,033     220,041     264,049    308,057
        700,000     154,525    206,033     257,541     309,049    360,557
        800,000     177,025    236,033     295,041     354,049    413,057
        900,000     199,525    266,033     332,541     399,049    465,557
      1,000,000     222,025    296,033     370,041     444,049    518,057
      1,100,000     244,525    326,033     407,541     489,049    570,557
      1,200,000     267,025    356,033     445,041     534,049    623,057
      1,300,000     289,525    386,033     482,541     579,049    675,557
      1,400,000     312,025    416,033     520,041     624,049    728,057
      1,500,000     334,525    446,033     557,541     669,049    780,557
      1,600,000     357,025    476,033     595,041     714,049    833,057
      1,700,000     379,525    506,033     632,541     759,049    885,557
      1,800,000     402,025    536,033     670,041     804,049    938,057
      1,900,000     424,525    566,033     707,541     849,049    990,557
      2,000,000     447,025    596,033     745,041     894,049  1,043,057

        Benefits are calculated using a final average earnings formula (i.e., average of the highest consecutive 60 months of the last 120 months of compensation received "Final Average Compensation"), minus a Social Security offset.

        As of January 31, 1999, the following officers had completed the number of years of service indicated opposite their names: Richard de J. Osborne, 24 years; Francis R. McAllister, 32 years; Kevin R. Morano, 20 years; Robert J. Muth, 30 years and Augustus B. Kinsolving, 24 years. Under the Plan and Supplemental Plan, the amounts of covered compensation of such persons for calendar year 1998 were Richard de J. Osborne, $1,842,000, Francis R. McAllister, $854,050, Kevin R. Morano, $641,958, Robert J. Muth, $376,500 and Augustus B. Kinsolving, $431,504 and consisted of basic salary and cash incentive compensation payments in the year received as shown in the Summary Compensation Table and in prior proxy statements. Cash incentive compensation payments are generally received in the year following that in which they are earned.

        Messrs. Osborne, Muth and Kinsolving are eligible to receive additional benefits, not included in the amounts shown in the table, under ASARCO's supplemental plan for designated officers hired in mid-career (the "Mid-Career Plan"). The Mid-Career Plan provides supplemental retirement benefits out of the general funds of ASARCO for officers holding the rank of Vice President or higher who are determined by the Organization and Compensation Committee to have had prior business or professional experience valuable to ASARCO and relevant to the positions for which they were employed by ASARCO, and who at retirement or termination of employment with the consent of ASARCO will have been with ASARCO as a Vice President or higher for 10 years or more. The Mid-Career Plan provides for annual benefits equal to 55% of the Final Average Compensation, which amount is reduced by any benefits payable by ASARCO or any other employer under any other pension plan not attributable to the employee's contributions, and by all Social Security benefits payable at the time of retirement or early termination. All benefits under the Mid-Career Plan are forfeited by a participant who prior to attaining age 65 terminates employment with ASARCO without its consent, except in the case of a change in control. Participants in the Supplemental Plan and the Mid-Career Plan receive their benefits in a lump-sum payment at retirement (which payment may be deferred) unless they elect, in accordance with the terms of the plan, to receive an annuity benefit. Messrs. Osborne and Muth retired in April 1999.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

        Based upon copies of filings furnished to ASARCO and upon statements furnished by known insiders that no filings were required pursuant to Section 16(a) of the Securities Exchange Act of 1934, ASARCO believes that during 1998, all filings of its officers, directors, and 10% beneficial owners timely complied with Section 16(a) reporting requirements.


ASARCO Incorporated

October 29, 1999